**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 4, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**United Continental Holdings, Inc. - File No. 001-06033**
**Continental Airlines, Inc. - File No. 001-10323**
**CF #26687**

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       United Continental Holdings, Inc. and Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on April 21, 2011.

       Based on representations by United Continental Holdings, Inc. and Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

               Exhibit 10.1          through November 30, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                Justin Dobbie
                                Legal Branch Chief